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05050019

RECD S.E.C.
APR 7 - 2005

12-31-04



TimeWarner

ANNUAL REVIEW 2004







PROCESSED
APR 08 2005
THOMSON
FINANCIAL



SPECIAL REPOR

2004 Financial Highlights



2003
2004

REVENUES ($M)



25,779
22,705
16,236
2002
2003
2004

NET DEBT ($M)
(See Note 1)



AOL
13%
21%
20%
20%
CABLE
26%

REVENUES
Contribution by Segment



PUBLISHING
AOL
11%
17%
NETWORKS
26%
32%
CABLE
14%
FILMED ENT.

ADJUSTED OIBDA
Contribution by Segment
(See Note 2)



AOL
13%
13%
24%
CABLE
34%
16%

OPERATING INCOME
Contribution by Segment

Note 1
Net debt represents total debt less cash and cash equivalents.

Note 2
Adjusted OIBDA is defined as Operating Income before Depreciation and Amortization excluding the impact of non-cash impairments of goodwill, intangible and fixed assets, as well as gains and losses on asset sales, and legal reserves related to the government investigations.

See reconciliation of Adjusted OIBDA to the most comparable GAAP financial measure on the back cover.

THE TIME WARNER ANNUAL REVIEW 2004 AND THE TIME WARNER INC. 2004 FINANCIAL INFORMATION TOGETHER MAKE UP THE COMPANY'S 2004 ANNUAL REPORT TO STOCKHOLDERS.

TO OUR SHAREHOLDERS

"In 2004, we met our goals and demonstrated strength across all our businesses, with every segment reporting double-digit profit growth for the year."

Our company had a very good year in 2004. In addition to running our businesses better than ever, as reflected in our strong operating and financial results, we gained new momentum in returning the company to the path of sustainable growth.

We've now largely accomplished our goal of turning the company around. Starting with the appointments in 2002 of Don Logan as chairman of our Media & Communications Group and Jeff Bewkes as chairman of our Entertainment & Networks Group, we've put in place the industry's most experienced and successful management team. We've strengthened our balance sheet, simplified our corporate structure and carried out a disciplined approach to realigning our portfolio of assets to improve our returns.

Our strategy relies, first and foremost, on running each of our businesses as best in its class. We measure our success at being best in class against three goals: achieving superior financial performance; maintaining the high quality of what we produce; and enhancing our leadership position in each of the industries in which we compete.

In 2004, we met all these goals. Financially, we outperformed the objectives we set at the start of the year, achieving solid double-digit growth in adjusted operating income before depreciation and amortization. In fact, we demonstrated strength across all our businesses, with every segment reporting double-digit profit growth for the year.

We take great pride in the quality of what Time Warner produces and distributes. The year 2004 was no exception. HBO was honored with 32 Primetime Emmy Awards. Our films and television programming won a total of 11 Golden Globes, more than any other company. We received an unrivalled 12 Academy Awards. Warner Bros.' *Million Dollar Baby* took home Oscars for Best Picture, Best Director, Best Actress and Best Supporting Actor. *The Aviator* (with Miramax and Initial Entertainment Group) brought Warner Bros. another five Oscars. *The Sea Inside*, from New Line Cinema's Fine Line Features, earned the Oscar for Best Foreign Language Film. HBO won Oscars for Best Documentary Feature and Best Documentary Short Subject.

Nowhere does quality matter more than in our journalism. CNN and Time Inc. embody the profession's best and highest traditions of integrity, independence and excellence. This has been driven home once more by the news teams who put their lives on the line reporting the conflicts in Iraq and Afghanistan and provided on-the-spot, in-depth coverage of the tsunami that struck the Indian Ocean region.

Every part of the company demonstrated its industry leadership in 2004. For example, TNT and TBS were #1 and #2, respectively, among advertising-supported cable networks in the delivery of key adult audiences. HBO once again reigned as the country's most profitable and, to my mind, best television network. Time Warner's studios combined were #1 at the domestic and international box offices. Time Inc., which launched four new magazines, widened its lead as the world's top magazine publisher.

Sustaining our leadership position requires not only a focus on our current businesses, but also continuous innovation to stay ahead of the curve and seize new opportunities. Time Warner Cable, which has deployed Digital Phone in all of its 31 systems, is a case in point. Thanks to our multi-year rebuild, we are now the only company in our footprint to be able to offer consumers a full range of digital products, including video, data and voice. The purchase of Advertising.com by America Online has enhanced its ability to capitalize on the upturn in online advertising, which is a key to its future.

Another fundamental component of our strategy is collaboration, through which we are able to use the complementary nature of our businesses to create new products and profitable business models. HBO On Demand, for instance, which grew out of a collaboration between HBO and Time Warner Cable, has become the #1 premium on-demand service in subscriber usage. And America Online and Time Warner Cable announced in early 2005 that they will work together to develop and market a new broadband offering with a special edition of the AOL service.

We intend to **STAY ON COURSE** *with our strategy to achieve* **SUSTAINED GROWTH** *by* **CONTINUING TO RUN** *our businesses as* **BEST IN CLASS** *and investing in them in focused, disciplined ways.*

Ultimately, our leadership depends on our people. What set us apart are the uniquely creative, inventive and dedicated people who work here. In the past year, we've reaffirmed our commitment to the highest level of integrity and professionalism throughout our businesses. We've also taken a series of steps to increase the diversity of our talent pool and to enhance training and development opportunities for our people.

Looking ahead, we intend to stay on course with the strategy we have set to achieve sustained growth. We'll continue to focus on running our businesses as best in class, while employing our increasing financial strength in focused, disciplined ways that improve shareholder returns. We'll capitalize on the latest technological developments, including on-demand television and films, and voice over Internet protocol. Wherever it makes sense and adds value, we'll drive collaboration across our businesses.

Building on our substantial presence in Europe and Asia, we'll seek further international expansion, as we've done so successfully with Warner Bros.' local-language productions and Turner's animated channels. We'll continue to invest in producing the industry's best films and programming, and in new magazine launches as well. And we'll invest in our ultimate competitive advantage — our people.

My long-term goal for Time Warner is the same today as the day I was chosen to lead our company: to restore and build its reputation and help fulfill its role as the world's greatest media and entertainment company. I want Time Warner to continue to be home to the most talented people producing the highest-quality content and services. I want us to be a champion competitor and a concerned, compassionate corporate citizen whose sense of responsibility characterizes everything we do, globally and locally.

In who we are and what we do, in how we do business and reward our shareholders, in the respect we show our customers as well as one another, we must define, as well as be, best in class — a company that makes a positive difference in the world. And if we do it right, if we execute our strategy with ingenuity and consistency, sticking to our basic plan and adjusting our tactics as necessary, then you, our shareholders, will be the ultimate beneficiaries.

While we can be proud of the progress we've made so far, there's still a distance to travel before our final goal is reached. The women and men of this company — more than 80,000 people of every background, drawn from every region — make me confident this is a journey we will successfully complete.



Richard D. Parsons
Chairman of the Board and CEO
March 21, 2005



Don Logan
Chairman, Media & Communications Group

Richard D. Parsons
Chairman of the Board and Chief Executive Officer

Jeffrey L. Bewkes
Chairman, Entertainment & Networks Group

TIME INC.

"Growth remains our goal. We'll continue to invest in our established and recently launched magazines. We'll encourage more new magazine ideas and look at possible acquisitions in the U.S. and elsewhere. And since our content is valuable and unique, however it's distributed, we're exploring areas that could be interesting opportunities for us."

Ann S. Moore
Chairman and CEO



With more than 130 magazines worldwide, Time Inc. is well positioned across the most popular consumer magazine sectors — news, sports, celebrity, fashion, women's lifestyle, business, personal finance, entertainment, shelter, epicurean and regional. In 2004, one in two U.S. adults read a Time Inc. magazine every month. Over that same year, 60% of adults in the U.K. read a magazine published by Time Inc.'s IPC Media, the U.K.'s largest consumer magazine company.

Time Inc.'s strong 2004 financial performance reflected solid growth in advertising revenues. Time Inc. magazines accounted for nearly a quarter of the advertising revenue of all U.S. consumer magazines. *People* ranked first in advertising revenue among domestic magazines for the 14th straight year, while *Sports Illustrated* and *Time* were second and fourth, respectively. Overall, eight of the top 30 magazines in advertising revenue were Time Inc. titles.

Innovation has been a key to Time Inc.'s success. Five of its 10 most profitable magazines were launched in the last 15 years. *Real Simple* is the most recent example of this phenomenon, having turned profitable in just over three years after it was first published in 2000.

In the decade prior to 2004, Time Inc. launched six successful magazines. In 2004 alone, the company launched four new titles:

- *Nuts*, a weekly general interest title from IPC for men in the U.K.;
- *All You*, a monthly women's magazine with circulation of 500,000, distributed initially in Wal-Mart's approximately 3,000 stores nationwide;
- *Cottage Living*, a monthly national lifestyle magazine from Southern Progress Corporation; and
- *Life*, which has returned as a weekend magazine distributed in leading U.S. newspapers, with a total circulation of more than 12 million concentrated in the top 25 markets.

Early in 2005, Time Inc. acquired the portion of Essence Communications Partners (ECP), the joint venture between Time Inc. and ECI Holdings, that it didn't already own. ECP publishes *Essence*, the preeminent women's lifestyle magazine that reaches over 6 million African-American adult readers each month.


REAL SIMPLE
life/home/body/soul
Closet contr
tips and to
for any spa
Choosing the right do
SCARVES


cottageliving
COMFORTSIMPLICITYSTYLE
easygoing
stylish
ouple's first home
0 instant
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ttage roses
GET
SPRING
FEVER


MARCH 20
GOLF
PGA CHAMP
VIJAY SINGH
3 KEYS TO
EASY POWER
Vijay's Way
+
Swing-Path Secrets
New Clubs, Balls & Shafts


513
FASHION
FINDS
FOR FALL

This acquisition — like Time Inc.'s acquisitions of IPC, Time4 Media (the publisher of enthusiast magazines) and Synapse (the magazine subscription marketer) — is expected to contribute meaningfully to Time Inc.'s financial performance, underscoring the company's ability to successfully add new businesses.

In 2005, Time Inc.'s strategy will continue to be built around a formula that has served it well: constant excellence and reinvention of its core magazine brands, seamless management of acquisitions, an ongoing cost-management program and the launch of new magazines.

Another Time Inc. business — Time Warner Book Group — placed a record 58 titles from its Warner Books, Little, Brown and Company, and Warner Faith imprints on the *New York Times* Best Seller list in 2004, with 16 of them ranked #1. Jon Stewart's best-selling *America (The Book)* was named the 2004 *Publishers Weekly* Book of the Year. The 2004 results also benefited from Joel Osteen's *Your Best Life Now* and significant backlist sales of Nicholas Sparks' bestseller *The Notebook,* which became a successful New Line Cinema major motion picture.


People
LACI: Shocking
Evidence
2

1. *In Style*, a celebrity, lifestyle and fashion magazine, was launched in June 1994 by Time Inc. and within 10 years has emerged as one of the most successful magazines on newsstands today. Halle Berry graces the cover of the September 2004 themed issue, "What's Sexy Now."
2. *People* revolutionized personality journalism in 1974 and is today the world's most successful and popular magazine. In its 30th anniversary year, People reported its best newsstand performance since 1997 and achieved record circulation numbers.
3. *America (The Book)* by Jon Stewart and the writers of The Daily Show was an immediate #1 New York Times *Best Seller* (and on every major bestseller list). It was also selected by Publishers Weekly as its "2004 Book of the Year."
4. *Country Life*, "the most quintessentially English of magazines," is one of the premier magazine brands in the U.K. today.

The IMPACT *and* VALUE *of* TIME INC.'S MAGAZINES *are* WIDELY RECOGNIZED *by* READERS *and* ADVERTISERS ALIKE.


DAILY SHOW WITH JON STEWART PRESENTS
3
MERICA
(THE BOOK)
A Citizen's Guide to Democracy Inaction


4
COUNTRY LIFE
FEBRUARY 17, 2005
EVERY THURSDAY £3
WHATEVER NEXT?
We salute the English foxhound
This year's hottest new plants
Best of the best: luggage-free travel
Latest analysis from our Elite Property Index

WARNER BROS. ENTERTAINMENT



"Each new technology and new marketplace that emerges is a new opportunity for us. With our global scale and unparalleled collection of brands, we will continue to stay at the forefront of all our businesses."

Barry M. Meyer
Chairman and CEO

Warner Bros. Entertainment is the global leader in creating, producing, distributing, licensing and marketing multiple forms of entertainment, including feature films, television programs, animation and home video.

In 2004, Warner Bros. Pictures' event films drove the Studio to new company and industry records. With such titles as *Harry Potter and the Prisoner of Azkaban* (the year's top international earner), *The Last Samurai*, *Troy*, *Ocean's Twelve* and *The Polar Express*, 2004 saw Warner Bros. Pictures become the first studio ever to cross the $2 billion milestone in overseas box office in one year — leading the industry with $2.2 billion in overseas receipts and $3.4 billion in worldwide box office.

Beyond its financial success, the Studio has also continued to earn critical acclaim, winning nine Academy Awards in February 2005. *Million Dollar Baby* (with Lakeshore) was honored with four top Oscars, including Best Picture, Director (Clint Eastwood), Actress (Hilary Swank) and Supporting Actor (Morgan Freeman), while *The Aviator* (with Miramax and Initial Entertainment Group) won five Academy Awards — Best Supporting Actress (Cate Blanchett) and Achievement in Cinematography, Film Editing, Art Direction and Costume Design.

The Studio's local-language film production program took a major step forward in 2004 with Jean-Pierre Jeunet's French-language film *A Very Long Engagement* (*Un Long Dimanche de Fiançailles*). After helping Warner Bros. become the leading film distributor in France, *A Very Long Engagement* was the Studio's first local-language movie to be released in the U.S., with Warner Independent Pictures handling its domestic distribution.

In the 2004-05 season, Warner Bros. Television once again was the industry's #1 prime-time producer, with its series — including *The West Wing*, *ER*, *Without a Trace*, *Cold Case*, *Two and a Half Men*, *Joey*, *One Tree Hill* and *Gilmore Girls* — airing on all six broadcast networks. Warner Bros. Television's *Nip/Tuck* won the 2004 Golden Globe for Best Television Series, Drama. Telepictures Productions continues as a leading supplier to the first-run syndication marketplace, and its *The Ellen DeGeneres Show* earned four 2004 Daytime Emmy Awards, including Outstanding Talk Show.

For the fourth consecutive year, Warner Home Video led the home video industry, capturing a 19.7% share of 2004's home video sales and rentals in the U.S. — ranking #1 in DVD sales and rentals, and #2 in VHS



⇧ *The Academy Award–winning* ***Million Dollar Baby*** *stars Clint Eastwood, Morgan Freeman and Hilary Swank.* ⇩ *Daniel Radcliffe stars in* ***Harry Potter and the Goblet of Fire.***









In both **CINEMAS** *and* **HOMES,** *we* **DELIVER** *an* **UNPARALLELED LEVEL** *of* **ENTERTAINMENT** *to* **VIEWERS AROUND THE WORLD.**





1. WBTV's **Gilmore Girls**, starring Lauren Graham (R) and Alexis Bledel, is enjoying one of its most successful seasons to date on The WB.
2. Sandra Bullock stars in **Miss Congeniality 2: Armed and Fabulous**, reprising her role as FBI agent Gracie Hart in this sequel to Castle Rock's 2000 hit Miss Congeniality.
3. Charlie Sheen, Angus T. Jones and Jon Cryer (clockwise from right) star in **Two and a Half Men**, WBTV's #1 prime-time comedy.
4. Audrey Tautou stars in Jean-Pierre Jeunet's **A Very Long Engagement**, distributed domestically by Warner Independent Pictures and internationally by Warner Bros. Pictures International.
5. Leonardo DiCaprio stars as Howard Hughes in **The Aviator**, from Warner Bros. Pictures (with Miramax and Initial Entertainment Group).
6. Acclaimed director Tim Burton brings his vividly imaginative style to the beloved Roald Dahl classic **Charlie and the Chocolate Factory**, starring Johnny Depp (at right in top hat) as eccentric chocolatier Willy Wonka.







⇧ *Exploring the origins of the Batman legend,* ***Batman Begins*** *stars Christian Bale as the Dark Knight.*

sales and rentals. Notable home video releases included Warner Bros.' *Harry Potter and the Prisoner of Azkaban*, *The Matrix Revolutions* and *The Last Samurai*, as well as New Line's *The Lord of the Rings: The Return of the King*, *Elf* and *Freddy vs. Jason*.

Warner Bros.' strategy for future success calls for continuing to maintain a broad, diverse slate of theatrical releases, including several event films each year. For 2005, the Studio's feature film release schedule includes *Harry Potter and the Goblet of Fire*, *Charlie and the Chocolate Factory*, *Tim Burton's Corpse Bride*, *Miss Congeniality 2: Armed and Fabulous* and *Batman Begins*.

The Studio will also continue to drive the dramatic growth in DVD sales, as well as support the development of new content distribution platforms. In addition to its theatrical releases, Warner Home Video will release a number of catalog titles in 2005, including *The Complete James Dean Collection* and *The Big Red One: The Reconstruction*, as well as television classics and current favorites, including *Dallas*, *The Dukes of Hazzard* and *The O.C.* At the same time, Warner Bros. is extending its leadership in a full range of anti-piracy efforts.

On the television side, Warner Bros. will continue to produce shows for all of the broadcast networks, as well as for cable, pay television and first-run syndication, while aggressively seeking to syndicate its successful series to all media worldwide.

A part of this strategy is The WB Television Network, which reaches about 92% of U.S. television households and is designed to appeal to young adults. With its year-round broadcast of original series, The WB is well positioned to help Warner Bros. Television launch shows that will ultimately become valuable assets.

As The WB celebrates its 10th anniversary, a number of its signature series have reached milestones during the 2004-05 television season: *7th Heaven* entered its ninth season and received an early pickup for a 10th, making it the longest-running family drama in television history; *Charmed* passed the 150-episode mark; and Warner Bros. Television's *Gilmore Girls*, which is having one of its best seasons, passed the 100-episode mark.

NEW LINE CINEMA

"Our mission is to continue to produce innovative, popular and profitable entertainment in the best creative environment."



Robert K. Shaye *(l)*
Co-Chairman and Co-CEO

Michael Lynne *(r)*
Co-Chairman and Co-CEO

New Line Cinema, founded in 1967, is the oldest and most successful independent film company in the world. Its mission is to nurture creativity while producing innovative, popular and profitable entertainment. Its subsidiary, Fine Line Features, has built its reputation on uniquely original and critically acclaimed films.

New Line is a pioneer in franchise filmmaking and its *Lord of the Rings* trilogy, winner of 17 Academy Awards, including Best Picture, is one of the most successful and most honored film franchises in history.

The success of *The Lord of the Rings* in theaters and on home video drove New Line's strong 2004 financial performance.

The final installment, *The Lord of the Rings: The Return of the King*, has earned more than $1.1 billion at the worldwide box office since its late 2003 release, making it the second-highest-grossing film of all time. In fact, all three *Lord of the Rings* films rank among the top 10 highest-grossing films ever. Together, the films have earned almost $3 billion at the worldwide box office and generated an additional $3 billion in consumer spending on home video and related merchandise.

Among New Line's other recent box-office and video hits are *Elf* and *The Notebook*.

In 2004, New Line's Fine Line Features division had success with three critically acclaimed and award-winning releases: *The Sea Inside,* which won the Academy Award for Best Foreign Language Film, as well as *Vera Drake* and *Maria Full of Grace* (with HBO Films), which were honored at several film festivals and by the New York and Los Angeles film critics' associations.

New Line will continue to develop diverse film slates, with the studio's signature mix of high-concept comedies, thrillers and the latest work from visionary filmmakers, while aggressively managing risk.

Included in New Line's upcoming movie lineup are: *Wedding Crashers*, starring Vince Vaughn, Owen Wilson and Rachel McAdams; *Monster-in-Law*, starring Jane Fonda, Jennifer Lopez and Michael Vartan; *The New World*, directed by Terrence Malick and starring Colin Farrell and Christian Bale; *A History of Violence*, directed by David Cronenberg and starring Viggo Mortensen, Ed Harris and Maria Bello; *Domino*, directed by Tony Scott; and *His Dark Materials*, based on the international best-seller by Philip Pullman.

In addition, this fully integrated studio will continue to develop its home entertainment, television, music, theater, merchandising and international divisions.


1

The MOST SUCCESSFUL INDEPENDENT FILM COMPANY *in the* WORLD.


2


3


4

1. ***A History of Violence:*** *Viggo Mortensen as Tom Stall in A History of Violence, a stylized thriller from director David Cronenberg. Photo Credit: ©2004 Takashi Seida/New Line Productions*
2. ***Wedding Crashers:*** *(left to right) Vince Vaughn as Jeremy and Owen Wilson as John in New Line Cinema's upcoming Wedding Crashers, a fast-paced comedy of love turned upside down. Photo Credit: ©2004 Richard Cartwright/New Line Productions*
3. ***Monster-in-Law:*** *Jane Fonda as Viola in New Line Cinema's upcoming comedic drama Monster-in-Law. Photo Credit: ©2004 Melissa Moseley, SMPSP/New Line Productions*
4. ***The New World:*** *Colin Farrell stars as Captain John Smith in Terrence Malick's The New World. Photo Credit: ©2004 Merie Wallace/New Line Productions*

TURNER BROADCASTING SYSTEM



"Television is and will remain our core business for years to come, but the long-term future of our company is in leveraging emerging media platforms to ensure that our brands are available wherever consumers access entertainment, animation and news."

Philip I. Kent
Chairman and CEO

Turner Broadcasting is a global portfolio of focused entertainment, animation and news businesses and brands that are leaders in their segments, including:

- TNT, advertising-supported cable's #1 network in prime time and total day; TBS, ad-supported cable's #1 network in total day with younger adults; and Turner Classic Movies, the only commercial-free classic film network;
- Cartoon Network, the most widely distributed 24-hour animation network in the world; and
- CNN, the world's television news leader.

Turner delivered a strong financial performance in 2004, benefiting from growing advertising revenues fueled by higher audience delivery and ratings.

In 2004, for the third consecutive year, more U.S. households watched ad-supported cable networks than all the broadcast networks. The Turner networks have helped to drive this shift in television viewing.

TNT, "the destination for drama," and TBS, with its new "very funny" brand positioning and programming, together led all ad-supported cable networks in total-day delivery of adult viewers 18–34, 18–49 and 25–54. TNT also led in viewers 18–49 and 25–54 during prime time. TNT televised three of the year's top five original films on ad-supported cable and the most-watched NBA playoff game in cable history, while TBS owned the top four television comedy slots on ad-supported cable with a prime-time lineup that includes *Sex and the City*, *Seinfeld*, *Friends* and *Everybody Loves Raymond*. Turner Classic Movies celebrated its 10th anniversary by passing the 70-million-subscriber milestone and continued to earn acclaim for its presentation of film favorites from the world's largest movie library. Turner South, Turner's regional entertainment network, marked its fifth year by posting ratings and delivery gains across its schedule.

In 2004, Cartoon Network, the centerpiece of Turner's animation portfolio, enjoyed its best year yet in total-day delivery of viewers ages 2 to 11 and 6 to 11 in the U.S., and maintained its leadership position in Latin America, the U.K., Spain, Italy and India. The new original series *Foster's Home for Imaginary Friends* and *Hi Hi Puffy Ami Yumi* debuted to record viewership, while Cartoon Network's modern animated classics *Samurai Jack* and *Star Wars: Clone Wars* were honored with Emmy Awards for outstanding animation. *Adult Swim*, Cartoon Network's late-night phenomenon featuring original programming for young adult viewers, was #1 in ad-supported basic cable with teens and young men and


tbs
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HOME DEPOT
DUPONT
MONTE CARLO

1. ***Sex and the City***, the programming centerpiece of TBS's new "very funny" positioning, helped drive ratings and audience gains for the network.
2. TNT's NBA programming includes exclusive regular season, playoff, conference finals and All-Star coverage.
3. ***Gone With The Wind*** and thousands of other Hollywood favorites air on Turner Classic Movies, the only commercial-free classic film network.
4. **NASCAR**, the world's fastest-growing spectator sport, is among TNT's marquee sports programming franchises.
5. ***Samurai Jack***, Cartoon Network's artful original series, won an Emmy Award for Outstanding Animated Programming.



⇧ ***CNN*** *— Christiane Amanpour and CNN journalists from around the world provided leading coverage of the tsunami disaster in the Indian Ocean region.*

delivered more young viewers than the broadcast networks' late-night talk shows.

The CNN News Group's coverage of global stories on multiple platforms, including the conflicts in Iraq and Afghanistan, the U.S. presidential race and the tsunami disaster in the Indian Ocean region, highlighted CNN's journalistic leadership and worldwide audience. Celebrating its 25th year in 2005, CNN reaches more viewers in the U.S. than any other cable news network. For the fifth consecutive time, consumers named CNN the most-trusted news organization in the U.S. in the biennial Pew Research Center survey. In addition, CNN.com was again the Internet's most-trafficked news and information site.

Among the recent additions to Turner's international portfolio, which includes CNN International, nine regional versions of Turner Classic Movies and 17 local-language versions of Cartoon Network, are POGO, a new family entertainment network in India; TCM Classic Hollywood in Latin America and CNN Headline News in Latin America and Asia; Boomerang in Spain; and BOING in Italy.

Turner's strategy for sustained growth includes continued investment in high-quality programming, talent and marketing across its networks, as well as the creation of new businesses to leverage existing brand strength, reach and appeal on emerging platforms.

In 2005, Turner will underscore its commitment to offering top-level programming to its viewers with the original limited series *Into the West* from Steven Spielberg and Dreamworks, and the new series *Wanted* and *The Closer.* Among Turner's innovative efforts to build branded media environments to broaden connections with consumers are TNT in HD, the company's first all-high-definition network; NASCAR Trackpass, winner of the first-ever Emmy Award for Interactive Programming; and popular branded video-on-demand offerings from CNN, Cartoon Network, Boomerang and Turner Classic Movies.



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STRONG *global* BRANDS, *the* SHIFT *of* VIEWERS *and* ADVERTISING *to* CABLE *and* EMERGING TECHNOLOGIES POSITION TURNER BROADCASTING *for* SUSTAINABLE EARNINGS GROWTH.



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CNN.com
ANDERSON 360 CHALLENGE
> BREAKING NEWS
CNN projects Bush will win Nevada's five Electoral College votes.
SEARCH
AMERICA VOTES 2004
CLIFFHANGER IN OHIO
Ohio result in the balance
PRESIDENT
BUSH
254
KERRY
242

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1. *The Librarian: Quest for the Spear,* a TNT original film starring Noah Wyle, was ad-supported cable's #1 movie in household delivery in 2004.

2. *The Real Gilligan's Island,* which premiered on TBS in 2004, ranked as cable's #1 new reality show among adult viewers.

3. *CNN.com* is the most-trafficked news and information site on the Web.

4. *Into the West,* a 12-hour limited series from Steven Spielberg and Dreamworks, comes to TNT in 2005.

HOME BOX OFFICE

"Every year we're amazed by the talented people who come to work for us — both in front of the camera and behind it. They are the secret to our success."



Chris Albrecht
Chairman and CEO

Whether measured by awards, critical acclaim, subscribers, profitability or viewers, Home Box Office — with its two 24-hour premium television services, HBO and Cinemax — is America's most successful premium television network.

HBO is the most-watched pay service in the U.S. — offering original series, HBO Films presentations, Hollywood blockbusters, documentaries, concerts and championship boxing. Cinemax is the second-most-watched pay service, showing more than 1,200 movie titles annually. The two services offer 15 distinct multiplex channels as well as high-definition feeds and the industry's most successful subscription video-on-demand products, HBO On Demand and Cinemax On Demand.

In 2004, Home Box Office once again posted strong financial results, with impressive gains in subscriber revenues as well as robust HBO Video sales of such original programming as *Sex and the City* and *Band of Brothers*.

HBO and Cinemax were just as successful with industry honors — from HBO's 32 Primetime Emmy Awards in 2004 (more than three times the number of any other network, and the most in HBO history) to HBO/Cinemax Documentary Films' Academy Awards for Documentary Feature, *Born into Brothels*, and Documentary Short Subject, *Mighty Times: The Children's March*. At the Golden Globes, HBO again led all other networks with four awards, including two for *The Life and Death of Peter Sellers* and one each for *Deadwood* and *Iron Jawed Angels*.

Home Box Office will continue its strategy of investing in original programming, interweaving it with theatrical films from its existing long-term studio output agreements. Key to the company's growth will be increasing subscription revenues as well as maximizing content sales, including syndication and DVDs.

Three new shows are joining HBO's original programming lineup of *The Sopranos*, *Six Feet Under*, *Curb Your Enthusiasm*, *Deadwood* and *Entourage* in 2005: *Unscripted* (executive producers Steven Soderbergh and George Clooney); *The Comeback* (from executive producer Michael Patrick King of *Sex and the City* and starring Lisa Kudrow); and the epic saga *Rome*.

HBO Films will present a number of powerful dramas in 2005, including Paul Newman, Ed Harris and Helen Hunt in *Empire Falls*, based on the Pulitzer Prize–winning novel by Richard Russo about a declining New England town; *Warm Springs*, starring Kenneth Branagh and Cynthia Nixon in a portrait of Franklin Delano Roosevelt; and *Sometimes in April*, a film about the 1994 genocide in Rwanda.

Among the HBO and Cinemax documentaries scheduled for 2005 are *Twist of Fate*, a film about a man who confronts his childhood abuse by a priest, and *Cruisin' with Rosie*, a voyage on the first-ever gay family cruise, hosted by Rosie O'Donnell.

It's NOT TV.

It's HBO.






HBO ON DEMAND
HBO SERIES
Curb Your Enthusiasm
Da Ali G Show
Deadwood



1. *Lackawanna Blues*: HBO's celebrated Black History Month film based on the autobiographical one-man show by Ruben Santiago-Hudson. Photo Credit: Bob Greene/HBO

2. *Entourage*: Nominated for a Golden Globe Award for Best Television Series, this HBO show launches its second season in 2005. Photo Credit: Claudette Barius/HBO

3. *HBO On Demand*: The #1 subscription video-on-demand product, featuring over 100 titles of current and classic HBO original programming and Hollywood movies.

4. *Deadwood*: HBO's hit western garnered two Emmys and a Golden Globe for Best Performance by an Actor in a Television Series, Drama (Ian McShane). Photo Credit: Doug Hyun/HBO

AMERICA ONLINE



"We have made real progress at America Online, establishing our financial strength as a company, as we set a course for growth in the future."

Jonathan F. Miller
Chairman and CEO

America Online, Inc., the world's leading interactive services company, supplies Internet access and broadband services to more than 20 million members in the United States and more than 6 million members in Europe. It also operates a network of Web properties that reaches more than 100 million unique U.S. visitors, including AOL members, each month.

In 2004, America Online continued to build a foundation for future growth, meeting all of its financial goals, including double-digit percentage growth in advertising revenues. It also undertook an organizational restructuring to position the company to hold share in the Internet access business, while capitalizing on the growth potential of the online audience business.

To continue its leadership position in the access business, America Online introduced AOL 9.0 Security Edition — the fourth upgrade of the AOL service in two years — which includes free anti-virus software and automatic spyware protection, along with industry-leading spam and virus filters. With this version, AOL became the first major ISP to offer a premium anti-virus service free of charge to all of its dial-up and broadband members.

The AOL service continued to make other significant improvements to its member experience, including improved programming in music, sports, news, personal finance and other areas. And AOL introduced a new publishing platform to provide more valuable features to members and Web-standard space to advertisers.

America Online also launched the Netscape Internet Service, a reliable, low-cost dial-up Internet service designed to successfully compete for value Internet subscribers.

In addition to its access services, America Online operates one of the leading networks of Web properties, including two of the world's leading instant messenger services, AOL Instant Messenger and the ICQ service. Other Web properties in the AOL family include AOL.com, MapQuest, Moviefone and the Netscape.com portal.

Starting in 2004, America Online focused on growing its Web-based audience and then capitalizing on it through advertising. For example, America Online offered an enhanced version of the AOL.com Web site — giving AOL members access to rich AOL content previously available only on the service and providing more of its content to non-members. It also launched inStore, a new Web-based online shopping destination that provides an easy and fast way to compare features and prices for millions of products from thousands of online merchants.

America Online strengthened its advertising business during the year by acquiring Advertising.com, a leader in pay-for-performance advertising. Advertising.com helps to manage and monetize advertising inventory more effectively across America Online's network of sites.

In 2005 and beyond, America Online will be focused on these strategic priorities:

- Expanding its online audiences by, among other things, relaunching AOL.com as a compelling portal for members and non-members alike, making more AOL content available free on the Web and managing America Online's network of Web properties in a more cohesive fashion;
- Maintaining its lead in subscriber relationships by continuing to offer advanced communications, safety and security, and other products and services to which consumers will want to subscribe;
- Delivering advanced digital services, such as voice over IP, as well as premium services such as Privacy Wall and PassCode; and
- Continuing to operate AOL Europe efficiently and grow it.


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1. *AOL Música*: part of the popular Spanish-language AOL Latino service.
2. *A sampling of AOL's popular Web properties.*
3. *KOL*, a special version of AOL designed just for kids, with monitored chat rooms, games, music, cartoons, homework help and more.
4. *Advertising*: AOL's advertising revenues climbed 28% in 2004.
5. *AOL Anti-Virus Center*: AOL offers its members free anti-virus protection with AOL 9.0 Security Edition.

TIME WARNER CABLE



"Today, cable has the only platform that enables the delivery of advanced video, high-speed data and voice products into consumer homes. We expect our innovations on this platform to generate long-term sustained growth by maximizing customer revenue as additional services are enjoyed in more households."

Glenn A. Britt
Chairman and CEO

Time Warner Cable is the second-largest cable company in the U.S. — managing a total of nearly 11 million basic subscribers across 27 states — as well as an industry leader in offering high-speed data services and enhanced digital products to its customers.

Over the years, the cable division has moved from being a single-product video business to a media and communications company offering multiple services over the same physical plant. Among Time Warner Cable's advanced services are digital television, digital video recorders (DVRs), video-on-demand (VOD), subscription video-on-demand (SVOD), high-definition television (HDTV), tiered levels of broadband data service, wireless home networking and its newest product, Digital Phone, a residential telephone service.

In 2004, strong customer demand for high-speed data and advanced video offerings enabled the company to grow the total dollars it generates per household and to deliver solid financial growth.

At the end of 2004, Time Warner Cable's Road Runner high-speed data service totaled 3.9 million subscribers, or 21% of service-ready homes passed. Time Warner Cable reached an agreement with America Online in early 2005 to accelerate its acquisition of high-speed data subscribers by combining a special version of AOL with Road Runner and then marketing it to AOL dial-up customers in its footprint. Also at year-end 2004, Time Warner Cable had 4.8 million digital video subscribers — a 44% penetration of its subscriber base. Over 1.5 million were SVOD customers, more than 850,000 used DVRs, and nearly 500,000 were watching HDTV, while many more enjoyed Movies On Demand and Free On Demand content.

Capitalizing on cable's technologically advanced platform, Time Warner Cable expanded its businesses from video and high-speed data to include residential telephone, launching Digital Phone in all 31 of its divisions by the end of 2004. Time Warner Cable now can offer its subscribers a bundle of services — video, broadband and phone — with the advantages of a single bill, a single customer care contact and price discounts to strengthen customer loyalty. At the end of 2004, Digital Phone had attracted 220,000 subscribers, and it was positioned to grow that customer base significantly in 2005.

Over the next several years, we see the cable industry delivering strong annual growth in revenue, profitability and free cash flow. Key to Time Warner Cable's continuing strategy are innovation, smart marketing of its expanding portfolio of products and world-class customer care.

In 2005, Time Warner Cable will continue to launch new products and services, including HD-DVRs, multi-room DVRs, enhanced on-demand offerings and an improved electronic programming guide for television.

Time Warner Cable is supporting these new services with an integrated advertising and marketing campaign to build its brand, while executing merchandising and targeted marketing. Continued improvements in workforce management, advancements in call center tools, and remote diagnostics and plant monitoring ensure that Time Warner Cable will continue to provide the highest-quality customer service.






UNLIMIT
Local Calls
In-State Calls
Long Distance
As low as
$39
TIME WARNER CABLE DIGITAL PHONE:
A better choice for home phone service has arrived.

The "BUNDLE" (VIDEO, HIGH-SPEED DATA *and* PHONE) INCREASES CUSTOMER LOYALTY *by* SEAMLESSLY DELIVERING ADVANCED PRODUCTS *through a* SINGLE SERVICE PROVIDER *at a* GREATER COMBINED VALUE.

Time Warner Cable Clusters

As of December 31, 2004

Time Warner Cable's success is tied to its effective clustering strategy. Time Warner Cable operates in 27 states, serving 10.9 million customers, with more than 90% of them located in clusters greater than 100,000.

New York: 2,620,000
Albany
Bergen County, NJ
Binghamton
Delaware County
Dutchess County
Greene County
Hudson County, NJ
Mount Vernon
New York City
Orange County
Rochester
Sullivan County
Syracuse
Ulster County
West Philadelphia, PA

Texas: 2,020,000
Austin
Corpus Christi
El Paso
Harlingen
Houston
Laredo
Port Arthur/Beaumont
San Antonio
Waco

The Carolinas: 1,733,000
Charlotte, NC
Columbia, SC
Florence, SC
Greensboro, NC
Myrtle Beach, SC
Raleigh, NC
Summerville, SC
Wilmington, NC

Ohio: 1,487,000
Akron
Cincinnati
Columbus
Dayton

California: 698,000
Desert Cities
Los Angeles
San Diego

Wisconsin: 564,000
Green Bay
Milwaukee

Hawaii: 395,000
Hilo
Kahului
Kauai
Kona
Lahaina
Lanai
Molokai
Oahu

Other major clusters: 1,060,000
Jackson, MS
Kansas City, MO
Lincoln, NE
Memphis, TN
Minneapolis, MN
Portland, ME







1. Time Warner's philanthropy reaches deep into the world of education through the funding of various programs that assist students with preparation for college.

2. We also provide funding for initiatives that give young people hands-on experience in media and creative arts.

3. The company's arts initiatives are also significant, ranging from programs that fill a summer evening with music to be enjoyed for free, such as the New York Philharmonic Concerts in the Park, to opportunities that enable diverse voices in theater to be heard. Photo Credit: Chris Lee/New York Philharmonic; Conductor David Robertson

CORPORATE RESPONSIBILITY

Support of education and the arts is at the heart of Time Warner's philanthropy. Our businesses are built on creativity, innovation, diversity and leadership, and integrating these key values in all we do is essential to our success. This is especially true with regard to our humanitarian initiatives designed to ensure that underserved young people of all backgrounds gain the skills and experiences they need to succeed in our world.

In the field of education, we are working to provide greater opportunity for America's youth to attend college, and to engage them in the worlds of media and the creative arts. Time Warner supports after-school programs that enable students to pursue both their educational and creative passions in disciplines that range from journalism and filmmaking to digital technology and dance.

The arts are the core of what Time Warner is about as a global business enterprise, so we strive to promote a high level of creativity in the world around us. The company continues to be a steadfast supporter of important cultural institutions, large and small, including museums and many leading performance centers. We are also dedicating our resources to help showcase diverse voices in the arts that reflect all of the communities we serve, and supporting programs that make the arts more accessible to more people through free or greatly reduced ticket pricing.

Worldwide, the company works to foster and support employee engagement in civic and philanthropic efforts, including an employee volunteer grant program, matching grant opportunities, volunteer days, nonprofit board placement and training programs, mentoring, and community fundraising events. Turner Volunteer Day, for example, empowers employees to identify and support community projects in the U.K., Hong Kong, Italy, Spain, France, Germany and Denmark, as well as the U.S.

Time Warner recognizes employees from around the world who exemplify the spirit of voluntary public service through the annual Andrew Heiskell Community Service Awards. These awards, marking their 24th year in 2005, are named for a former chairman and CEO of Time Inc., who believed that philanthropy in all its forms was the responsibility of individuals and corporations alike.



We are **COMMITTED** *to* **MAINTAINING** *a* **CULTURE** *of* **OPPORTUNITY, INCLUSION** *and* **RESPECT.**







PEOPLE

Time Warner's energetic and imaginative people keep our businesses best in class. We lead in the marketplace year after year, because our employees lead in the workplace day after day. With diverse backgrounds and perspectives, our people make the most of our company's complementary capabilities, collaborating within and across divisions to find new and better ways to meet the needs of our customers around the globe.

We've achieved best-in-class status thanks to a culture of leadership that encourages all of us to exercise our talents fully and to seek the greatest possible personal and professional growth. To build and broaden that leadership culture, we've created and deployed cutting-edge development programs company-wide, and supply the communications, tools and support necessary to foster an engaged workforce. In 2004 we inaugurated the Chairmen's Awards to recognize best practices in leadership, collaboration, innovation and diversity.

We want Time Warner to remain the employer of choice for creative people of the highest integrity who are committed to achieving outstanding results. To that end, we launched Employees First, which promotes work-life balance, provides career-development resources and opportunities, and supports the health and well-being of employees and their families.

We've continued to strengthen our focus on diversity, implementing action plans for each division and conducting diversity training programs throughout Time Warner. These efforts are critically important to us as a company that needs to understand, reach and serve many different audiences. We're making progress, with improved representation of minorities and women at nearly every job level, and we're committed to maintaining a culture of opportunity, inclusion and respect.

Our people's leadership, innovation, collaboration and diversity have long been, and will continue to be, the key drivers of Time Warner's success.

Businesses at a Glance

TIME INC.
All You
Babytalk
Business 2.0
Entertainment Weekly
Fortune
FSB: Fortune Small Business
In Style
*In Style Brazil**
*In Style Germany**
*In Style Greece**
*In Style Korea**
*In Style Spain**
Life
Money
Parenting
People
People en Español
Real Simple
Sports Illustrated
Sports Illustrated For Kids
Sports Illustrated On Campus
Teen People
Time
Time Asia
Time Atlantic
Time Canada
Time For Kids

*Published by a third party under license from Time Inc.

Southern Progress Corporation
Coastal Living
Cooking Light
Cottage Living
Health
Southern Accents
Southern Living
Sunset
The Progressive Farmer

Leisure Arts
Oxmoor House
Southern Living At HOME
Sunset Books

Time4 Media
Field & Stream
Golf Magazine
MotorBoating
Outdoor Life
Popular Science
Ride BMX
Salt Water Sportsman
Ski
Skiing
STN: Skiing Trade News
This Old House
Trans World Business
Trans World Motocross
Trans World Skateboarding
Trans World Snowboarding
Trans World SURF
Yachting

This Old House Ventures
Warren Miller Entertainment

IPC Media
4x4
25 Beautiful Gardens
25 Beautiful Homes
25 Beautiful Kitchens
Aeroplane
Amateur Gardening
Amateur Photographer
Angler's Mail
Bird Keeper
Cage & Aviary Birds
Caravan
Chat
Classic Boat
Country Homes & Interiors
Country Life
Cycle Sport
Cycling Weekly
Decanter
Essentials
European Boat Builder
Eventing
Family Circle
The Field
The Golf
Golf Monthly
The Guitar Magazine
Hair
Hi-Fi News
Homes & Gardens
Horse
Horse & Hound
Ideal Home
In Style U.K.
International Boat Industry
Land Rover World
Livingetc
Loaded
Marie Claire
MBR — Mountain Bike Rider
Mini World
Mizz
Model Collector
Motor Boat & Yachting
Motor Boats Monthly
Motor Caravan
NME
Now
Nuts
Park Home & Holiday Caravan
Pick Me Up
Practical Boat Owner
Practical Parenting
Prediction
Racecar Engineering
The Railway Magazine
Rugby World
Ships Monthly
Shoot Monthly
The Shooting Gazette
Shooting Times
Soaplife
Sporting Gun
Stamp Magazine
SuperBike
TV & Satellite Week
TVTimes
Uncut
Volks World
*Wallpaper**
Web User
Wedding
What Camera
What Digital Camera
What's On TV
Woman
Woman & Home
Woman's Own
Woman's Weekly
Women & Golf
World Soccer
Yachting Monthly
Yachting World

Time Inc. South Pacific
Bride To Be
English Woman's Weekly
In Style Australia
Practical Parenting
Time Australia
Who

Essence Communications
Essence

Time Inc. Business Units
First Moments
Media Networks, Inc.
Synapse Group, Inc.
Targeted Media, Inc.
Time Customer Service
Time Inc. Brand Licensing
Time Inc. Home Entertainment
Time Inc. Strategic Communications
Time/Warner Retail Sales & Marketing

Joint Ventures
Avantages S.A.
BOOKSPAN
European Magazines Limited

Time Warner Book Group
Bulfinch Press
Center Street
Little, Brown and Company Adult Trade Books
Little, Brown and Company Books for Young Readers
Time Warner AudioBooks
Time Warner Book Group UK
Warner Books
Warner Faith

WARNER BROS. ENTERTAINMENT INC.
Warner Bros. Pictures
Warner Bros. Television
The WB Television Network
- *Kids' WB!*

Warner Home Video
Warner Bros. Consumer Products
Telepictures Productions
Warner Independent Pictures
Warner Bros. Interactive Entertainment
- Warner Bros. Games

Warner Bros. International Cinemas
Warner Bros. Online
Warner Bros. Animation
- *Looney Tunes*
- Hanna-Barbera

DC Comics
MAD Magazine
Vertigo
WildStorm

NEW LINE CINEMA CORPORATION
New Line Cinema
Fine Line Features
New Line Home Entertainment
New Line International Releasing
New Line New Media
New Line Television
New Line Distribution
New Line Merchandising/Licensing
New Line Music
New Line Theatricals

TURNER BROADCASTING SYSTEM, INC.
TBS
TNT
Cartoon Network
Turner Classic Movies
Turner South
Boomerang
TCM EMEA
Cartoon Network EMEA
Toonami
TNT Latin America
Cartoon Network Latin America
TCM Asia Pacific
Cartoon Network Asia Pacific
POGO
TCM Classic Hollywood
NASCAR.com
PGA.com
Cartoon Network Studios
Atlanta Braves
CNN/U.S.
CNN Headline News
CNN International
CNN en Español
CNNRadio
CNN en Español Radio
CNN Newsource
CNN.com
CNNMoney.com
CNNStudentNews.com
CNN Airport Network
CNN to Go
CNN Mobile

Joint Ventures
Cartoon Network Japan
NBC/Turner NASCAR Races
CNN+
CNN Turk
n-tv
CNN.co.jp (Japan)
CNNj
CETV
Zee/Turner
BOING

HOME BOX OFFICE
HBO
HBO On Demand
Cinemax
Cinemax On Demand
HBO Domestic and International Program Distribution
HBO Independent Productions
HBO Video
WBTV Latin America

Joint Ventures
HBO Asia
HBO Brasil
HBO Czech
HBO Hungary
HBO India
HBO Olé
HBO Poland
HBO Romania
E! Latin America

AMERICA ONLINE, INC.
AOL
AOL Europe
AOL Latino
CompuServe
ICQ
MapQuest
Moviefone
Netscape
AOL Music
AOL Cityguide
AOL Instant Messenger (AIM)
KOL
RED
AOL Call Alert
AOL Voicemail
MusicNet@AOL
AOLbyPhone
Tegic
Winamp/Shoutcast
AOL.com
AOL PassCode
AOL Privacy Wall
Love.com
Netscape.com

TIME WARNER CABLE INC.
Time Warner Cable
Road Runner
Time Warner Cable Commercial Services
Digital Phone
Time Warner Cable Media Sales
Local News Channels
Capital News 9 — Albany (Albany, NY)
NY1 News (New York, NY)
R News (Rochester, NY)
News 10 Now — Syracuse (Syracuse, NY)
News 14 Carolina (Charlotte/Raleigh, NC)
News 8 Austin (Austin, TX)

Joint Ventures
Texas and Kansas City Cable Partners, L.P.
Urban Cableworks of Philadelphia

TimeWarner
GLOBAL MARKETING

Time Warner Global Marketing

Time Warner Global Marketing's mission is to increase the growth of advertising and marketing revenues across all of Time Warner's businesses. A catalyst for collaboration across the company, Global Marketing fully develops customized, idea-driven programs for its marketing partners by capitalizing on Time Warner's wealth of content, media platforms, consumer relationships and marketing infrastructure worldwide. In addition, it provides these marketing partners with a unique point of access to Time Warner and a commitment to a long-term partnership, as well as the ability to deliver across all the Time Warner businesses.

Board of Directors

Richard D. Parsons
Chairman of the Board and CEO, Time Warner Inc.

James L. Barksdale
President and CEO, Barksdale Management Corporation

Stephen F. Bollenbach
Co-Chairman and CEO, Hilton Hotels Corporation

Stephen M. Case
Co-Founder, America Online, Inc.

Frank J. Caufield
Co-Founder, Kleiner Perkins Caufield & Byers

Robert C. Clark
Distinguished Service Professor, Harvard University

Miles R. Gilburne
Managing Member, ZG Ventures, L.L.C.

Ambassador Carla A. Hills
Chairman and CEO, Hills & Company, and Former United States Trade Representative

Reuben Mark
Chairman and CEO, Colgate-Palmolive Company

Michael A. Miles
Former Chairman and CEO, Philip Morris Companies Inc.

Kenneth J. Novack
Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC

R. E. "Ted" Turner
Founder, Turner Broadcasting System, Inc.

Francis T. Vincent, Jr.
Chairman, Vincent Enterprises

Board of Directors Committee Structure and Membership

The Board of Directors has three standing committees: the Audit and Finance Committee, the Compensation and Human Development Committee, and the Nominating and Governance Committee. Each committee is composed entirely of independent directors.

AUDIT AND FINANCE

Stephen F. Bollenbach
Chair

Robert C. Clark

Francis T. Vincent, Jr.

COMPENSATION AND HUMAN DEVELOPMENT

Michael A. Miles
Chair

Frank J. Caufield

Reuben Mark

Francis T. Vincent, Jr.

NOMINATING AND GOVERNANCE

Carla A. Hills
Chair

Frank J. Caufield

Robert C. Clark

Francis T. Vincent, Jr.

Senior Corporate Executives

Richard D. Parsons
Chairman of the Board and CEO

Jeffrey L. Bewkes
Chairman, Entertainment & Networks Group

Don Logan
Chairman, Media & Communications Group

Wayne H. Pace
Executive Vice President and Chief Financial Officer

Edward I. Adler
Executive Vice President, Corporate Communications

Paul T. Cappuccio
Executive Vice President and General Counsel

Patricia Fili-Krushel
Executive Vice President, Administration

Olaf J. Olafsson
Executive Vice President

Corporate Governance

Time Warner is committed to maintaining strong corporate governance practices that allocate responsibilities among stockholders, the company's Board of Directors and management in a manner that benefits the long-term interests of the company's stockholders. Accordingly, the company's corporate governance practices are designed not just to satisfy regulatory requirements, but also to provide for effective oversight and management of the company.

Even before corporate governance became a matter of such public interest, the Board devoted substantial attention to the subject. For example, over three years ago, the Nominating and Governance Committee of the Board, with the assistance of outside corporate governance advisors, began work on developing a Corporate Governance Policy, which the Board adopted in January 2002 and has updated periodically. The Corporate Governance Policy sets forth the basic "rules of the road" to guide how the Board and its committees operate. Similarly, before they became regulatory requirements, the Board of Directors began holding regular executive sessions without members of the management team present, examined the performances of management and the Board, adopted a code of conduct for employees and enacted a set of ethics guidelines specifically for outside directors.

In addition, the company has adopted a number of other policies to help the Board effectively oversee the company's business. The Board and the Nominating and Governance Committee have established rigorous criteria for selecting directors that focus not only on director independence, but also on assuring that the Board has the appropriate mixture of skills, professional experience and diversity of backgrounds to provide strong oversight. The Board also reviews the company's strategy and approves a business plan and detailed budget for the company at least annually. In fulfilling the Board's responsibilities, directors have full access to the company's management, internal and external auditors and outside advisors of their own choosing. And, to help ensure alignment with stockholders' interests, the Board has established stock ownership and retention guidelines for both the Board and executives.

Information on the company's corporate governance is available to the public under both "Corporate Information" and "Investors" on the company's Web site at www.timewarner.com. The information on the Web site includes the company's by-laws, its Corporate Governance Policy, the charters of the Board's three standing committees (the Audit and Finance Committee, the Compensation and Human Development Committee, and the Nominating and Governance Committee, each of which is composed entirely of independent directors) and the company's codes of conduct. These documents are also available in print by writing to the company's Corporate Secretary at the following address:

Office of the Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

The Web site also includes information about the members of the Board of Directors and its committees and information on how to contact the Board of Directors.

Senior Operating Executives

TIME INC.

Ann S. Moore
Chairman and CEO

Richard Atkinson
Executive Vice President and CFO

Tom Angelillo
President and CEO, Southern Progress Corporation

Kerry Bessey
Senior Vice President

Jack Haire
Executive Vice President

Laurence J. Kirshbaum
Chairman and CEO, Time Warner Book Group

Mike Klingensmith
Executive Vice President

Nora McAniff
Executive Vice President

John Redpath
Senior Vice President and General Counsel

John Squires
Executive Vice President

Editorial Executives

Norman Pearlstine
Editor-in-Chief

John Huey
Editorial Director

Isolde Motley
Corporate Editor

WARNER BROS. ENTERTAINMENT INC.

Barry M. Meyer
Chairman and CEO

Alan F. Horn
President and COO

Edward A. Romano
Executive Vice President and CFO

John A. Schulman
Executive Vice President and General Counsel

Barbara S. Brogliatti
Executive Vice President and Chief Corporate Communications Officer

Gary Credle
Executive Vice President, Administration and Studio Operations

Richard J. Fox
Executive Vice President, International

Diane Nelson
Executive Vice President, Global Brand Management

Bruce Rosenblum
Executive Vice President, Warner Bros. Television Group

Kevin Tsujihara
Executive Vice President, Corporate Business Development and Strategy

Warner Bros. Entertainment Subsidiaries

Garth Ancier
Chairman, The WB Television Network

Jim Cardwell
President, Warner Home Video

Chris Cookson
President, Warner Bros. Technical Operations

Dan Fellman
President, Domestic Distribution, Warner Bros. Pictures

Doug Frank
President, Music Operations, Warner Bros. Pictures

Eric Frankel
President, Warner Bros. Domestic Cable Distribution

Jon Gilbert
President, Warner Bros. Studio Facilities

Mark Gill
President, Warner Independent Pictures

David Janollari
President, Entertainment, The WB Television Network

Sue Kroll
President, Marketing, Warner Bros. Pictures International

Veronika Kwan-Rubinek
President, Distribution, Warner Bros. Pictures International

Paul Levitz
President and Publisher, DC Comics

Millard Ochs
President, Warner Bros. International Cinemas

Steve Papazian
President, Physical Production, Warner Bros. Pictures

Jim Paratore
President, Telepictures Productions and Executive Vice President, Warner Bros. Domestic Television Distribution

Richard T. Robertson
President, Warner Bros. Domestic Television Distribution

Jeff Robinov
President, Production, Warner Bros. Pictures

Dan Romanelli
President, Warner Bros. Worldwide Consumer Products

Peter Roth
President, Warner Bros. Television Production

Jeffrey Schlesinger
President, Warner Bros. International Television Distribution

Sander Schwartz
President, Warner Bros. Animation

Dawn Taubin
President, Domestic Marketing, Warner Bros. Pictures

NEW LINE CINEMA CORPORATION

Robert K. Shaye
Co-Chairman and Co-CEO

Michael Lynne
Co-Chairman and Co-CEO

Stephen Abramson
Chief Financial Officer

Rolf Mittweg
President and COO, New Line Worldwide Distribution and Marketing

Toby Emmerich
President, New Line Productions

Stephen L. Einhorn
President, New Line Home Entertainment

Camela Galano
President, New Line International Releasing, Inc.

Jim Rosenthal
President, New Line Television

Russell Schwartz
President, New Line Domestic Marketing

David Tuckerman
President, New Line Theatrical Distribution

Ben Zinkin
Senior Executive Vice President, Business and Legal Affairs

TURNER BROADCASTING SYSTEM, INC.

Philip I. Kent
Chairman and CEO

Terence F. McGuirk
Vice Chairman, TBS, Inc., and Chairman and President, Atlanta Braves

Victoria W. Miller
Executive Vice President and CFO

Louise Sams
Executive Vice President and General Counsel, TBS, Inc., and President, TBS International

Kelly Regal
Executive Vice President, Human Resources and Corporate Communications

Jim McCaffrey
Executive Vice President, Operations and Strategy

Mark Lazarus
President, Turner Entertainment Group

Jim Walton
President, CNN News Group

Andrew T. Heller
President, Domestic Distribution

David R. Levy
President, Entertainment Sales and Turner Sports

Greg D'Alba
Chief Operating Officer, CNN Sales and Marketing

Scott Teissler
Executive Vice President, Technology and Operations, and CTO

HOME BOX OFFICE

Chris Albrecht
Chairman and CEO

Bill Nelson
Chief Operating Officer

Harold Akselrad
Executive Vice President, Business Affairs, and General Counsel

David Baldwin
Executive Vice President, Program Planning

Colin Callender
President, HBO Films

Shelley Fischel
Executive Vice President, Human Resources and Administration

Michael Gabriel
Senior Vice President, Information Technology, and CIO

Ross Greenburg
President, HBO Sports

Eric Kessler
President, Sales and Marketing

Sheila Nevins
President, HBO Documentaries and Family

Richard Plepler
Executive Vice President

Rob Roth
Executive Vice President and CFO

Steve Scheffer
President, Film Programming, Video and Enterprises

Carolyn Strauss
President, HBO Entertainment

Robert Zitter
Executive Vice President, Technology Operations, and CTO

Carmi Zlotnick
Executive Vice President, Creative Operations, Business Development and New Media

AMERICA ONLINE, INC.

Jonathan F. Miller
Chairman and CEO

Ted Leonsis
Vice Chairman, America Online, Inc., and President, AOL Audience Business

Joe Redling
Chief Marketing Officer

Stephen Swad
Executive Vice President and CFO

John McKinley
Chief Technology Officer and President, AOL Digital Services Business

Philip Rowley
Chief Executive Officer, AOL Europe

Randall Boe
Executive Vice President and General Counsel

John Buckley
Executive Vice President, Corporate Communications

Lance Miyamato
Executive Vice President, Human Resources

Neil Smit
President, AOL Access Business

TIME WARNER CABLE INC.

Glenn A. Britt
Chairman and CEO

Marc Lawrence-Apfelbaum
Executive Vice President, General Counsel and Secretary

Fred M. Dressler
Executive Vice President, Programming

Larry J. Fischer
President, Time Warner Cable Media Sales

Landel C. Hobbs
Executive Vice President and CFO

Jeffrey M. King
Executive Vice President, and President, Road Runner

Mike L. LaJoie
Executive Vice President and CTO

David E. O'Hayre
Executive Vice President, Investments

Carl U. J. Rossetti
Executive Vice President, New Business Development, and President, Time Warner Cable Voice Services

Lynn M. Yaeger
Executive Vice President, Corporate Affairs

James D. Fellhauer
Executive Vice President

William R. Goetz
Executive Vice President

Carol A. Hevey
Executive Vice President

Terry O'Connell
Executive Vice President

Barry Rosenblum
Executive Vice President

Investor Information

SHAREHOLDER SERVICES

Registered shareholders (who hold shares in their name) with questions or seeking services, including change of address, lost stock certificate, transfer of stock to another person and other administrative services, should contact the Transfer Agent at:
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(800) 254-5193
From outside the U.S.:
(781) 575-4593
Web site: *www.equiserve.com*

Beneficial shareholders (who hold their shares through brokers) should contact the broker directly on all administrative matters.

FINANCIAL & OTHER COMPANY INFORMATION

Copies of Time Warner Inc.'s financial information, such as the Annual Report to Stockholders, Annual Report on Form 10-K filed with the SEC, Quarterly Reports on Form 10-Q, and Proxy Statement, may be ordered, viewed or downloaded on the company's Web site at: *www.timewarner.com/investors*

Alternatively, you can order copies, free of charge, by calling toll free *866-INFO-TWX.*

COMMON STOCK

Time Warner Inc. common stock is listed on the New York Stock Exchange under the ticker symbol "TWX."

As of December 31, 2004, there were approximately 4.6 billion shares of common stock outstanding (including a special class of common stock).

As of February 28, 2005, there were approximately 60,000 shareholders of record.

2004 STOCK PRICE PERFORMANCE

High:	$19.90
Low:	$15.41
Close (12/31/04):	$19.45

PUBLIC DEBT SECURITIES

For a list of the company's public debt securities and each respective security's trustee information, please refer to the public debt securities section of the company's Web site at: *www.timewarner.com/investors*

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held on Friday, May 20, 2005, beginning at 10:00 a.m., local time, in the Rose Theater at Frederick P. Rose Hall in Time Warner Center (Broadway at 60th Street) at Columbus Circle, New York, NY.

NUMBER OF EMPLOYEES

More than 84,000 worldwide

INDEPENDENT AUDITORS

Ernst & Young LLP

TIME WARNER INC. CONTACT INFORMATION

Corporate Headquarters
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016
(212) 484-8000
Time Warner Corporate Web site:
www.timewarner.com

INVESTOR RELATIONS

Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016
866-INFO-TWX
e-mail: *ir@timewarner.com*

MEDIA & PRESS COMMUNICATIONS

Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016
(212) 484-6684

CERTIFICATIONS

Time Warner has filed with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004, the certification of each of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. In addition, Time Warner has submitted to the New York Stock Exchange the required certification of the Chief Executive Officer with respect to Time Warner's compliance with the New York Stock Exchange's corporate governance listing standards.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors. More detailed information about those factors is set forth in filings by Time Warner with the United States Securities and Exchange Commission, including Time Warner's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

As of March 1, 2005, Time Warner has an overall 79% economic interest in its cable business, through an 82.1% ownership interest in Time Warner Cable Inc. (representing an 89.3% voting interest) and a limited partnership interest in Time Warner Entertainment Company, L.P., representing a 1% common equity interest and a $2.4 billion preferred component. Time Warner Cable Inc. owns indirectly 94.3% of the common equity of TWE.

PHOTO CREDITS



Front Cover   Back Cover

1. CNN/Anderson Cooper—Photo credit: E.M. Pio Roda/CNN. 2. AOL Music Screen. 3. *Teen Titans,* Warner Bros. Animation's series on Cartoon Network. 4. Elijah Wood as Frodo Baggins in the *Lord of the Rings* trilogy—Photo credit: ©2004 Pierre Vinet/New Line Cinema. 5. Warner Bros. Pictures' *Harry Potter and the Goblet of Fire* stars Daniel Radcliffe. 6. *The Sopranos*—Photo Credit: Abbot Genser/HBO. 7. Road Runner High-Speed Online. 8. *Time.* 9. Warner Bros. Television's *Nip/Tuck.* 10. Time Warner Cable Digital Phone. 11. NBA on TNT / Fine Line Features' *The Year of the Yao* (New Line Cinema). 12. *Sports Illustrated.* 13. Warner Bros. Pictures' *Batman Begins* stars Christian Bale. 14. *Deadwood*—Photo Credit: Doug Hyun/HBO. 15. Running Man. 16. Jennifer Lopez as Charlie in New Line Cinema's comedic drama *Monster-in-Law*—Photo Credit: ©2004 Melissa Moseley, SMPSP/New Line Productions.

Design: VSA Partners, Inc., New York   Executive Photography: Page 3 – Joseph Moran / Senior Operating Executives – Brad Trent   Printing: Sandy Alexander Inc.

USE OF OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ADJUSTED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The Company utilizes Operating Income before Depreciation and Amortization, among other measures, to evaluate the performance of its businesses. The Company also evaluates the performance of its businesses using Operating Income before Depreciation and Amortization excluding the impact of non-cash impairments of goodwill, intangible and fixed assets, as well as gains and losses on asset sales, legal reserves related to the government investigations, and legal reserves that may be established in connection with the pending securities litigation (referred to herein as Adjusted Operating Income before Depreciation and Amortization). Both Operating Income before Depreciation and Amortization and Adjusted Operating Income before Depreciation and Amortization are considered important indicators of the operational strength of the Company's businesses. Operating Income before Depreciation and Amortization eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company's businesses. Moreover, Adjusted Operating Income before Depreciation and Amortization does not reflect the diminution in value of goodwill and intangible assets or gains and losses on asset sales. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, and asset sales through other financial measures, such as capital expenditures, investment spending and return on capital.

Operating Income before Depreciation and Amortization and Adjusted Operating Income before Depreciation and Amortization should be considered in addition to, not as a substitute for, the Company's Operating Income and Net Income, as well as other measures of financial performance reported in accordance with U.S. generally accepted accounting principles.

YEAR ENDED DECEMBER 31, 2004 (Millions)	Adjusted Operating Income before Depreciation and Amortization	Asset Impairments	Legal Reserves Related to the Government Investigations	Gains (Losses) from Asset Disposals	Operating Income before Depreciation and Amortization
AOL(a)	$ 1,762	$ (10)	$ —	$ 20	$ 1,772
Cable	3,278	—	—	—	3,278
Filmed Entertainment	1,474	—	—	—	1,474
Networks(b)	2,701	—	—	(7)	2,694
Publishing(c)	1,188	—	—	8	1,196
Corporate(d)	(510)	—	(510)	—	(1,020)
Intersegment Elimination	(22)	—	—	—	(22)
Total	**$ 9,871**	**$ (10)**	**$ (510)**	**$ 21**	**$ 9,372**

(a) Operating Income before Depreciation and Amortization includes a $10 million impairment of a building held for sale in Virginia, a $13 million gain related to the sale of AOL Japan and a $7 million gain related to the sale of Netscape Security Solutions.

(b) Operating Income before Depreciation and Amortization includes an approximate $7 million loss on the finalization of the winter sports teams sale.

(c) Operating Income before Depreciation and Amortization includes an $8 million gain on the sale of a building located in Virginia.

(d) Operating Income before Depreciation and Amortization includes $510 million in legal reserves related to the government investigations.

YEAR ENDED DECEMBER 31, 2004 (Millions)	Operating Income before Depreciation and Amortization	Depreciation	Amortization	Operating Income
AOL(a)	$ 1,772	$ (662)	$ (176)	$ 934
Cable	3,278	(1,438)	(76)	1,764
Filmed Entertainment	1,474	(104)	(213)	1,157
Networks(b)	2,694	(212)	(21)	2,461
Publishing(c)	1,196	(122)	(140)	934
Corporate(d)	(1,020)	(43)	—	(1,063)
Intersegment Elimination	(22)	—	—	(22)
Total	**$ 9,372**	**$ (2,581)**	**$ (626)**	**$ 6,165**

(a) Operating Income before Depreciation and Amortization and Operating Income include a $10 million impairment of a building held for sale in Virginia, a $13 million gain from asset disposals related to the sale of AOL Japan and a $7 million gain related to the sale of Netscape Security Solutions.

(b) Operating Income before Depreciation and Amortization and Operating Income include an approximate $7 million loss on the finalization of the winter sports teams sale.

(c) Operating Income before Depreciation and Amortization and Operating Income include an $8 million gain on the sale of a building located in Virginia.

(d) Operating Income before Depreciation and Amortization and Operating Income include $510 million in legal reserves related to the government investigations.

ALL TRADEMARKS AND SERVICE MARKS REFERENCED HEREIN ARE OWNED BY THE RESPECTIVE TIME WARNER COMPANY AND/OR ITS AFFILIATES.

©2005 Time Warner Inc. Published March 2005.






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